SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 1Q16

Consolidated launches totaled R$308.6 million in 1Q16,
with gross sales reaching R$549.8 million.

Net sales were R$333.3 million in the first three months of the year.

FOR IMMEDIATE RELEASE - São Paulo, April 18, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the residential market, today announced operational results for the first quarter ended March 31, 2016. These operating results are preliminary, unaudited, and still subject to audit review.

Consolidated Launches

First-quarter launches totaled R$308.6 million, a decrease of 1.6% compared to 1Q15, and of 54.8% compared to 4Q15.

In the quarter, 10 projects/phases were launched in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco. The Gafisa segment accounted for 26% of this quarter’s launches, while the Tenda segment accounted for the remaining 74%.

Tablel 1. Gafisa Group Launches (R$ thousand)

Launches	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Gafisa Segment	80,104	380,270	-79%	75,227	6%
Tenda Segment	228,544	302,635	-24%	238,354	-4%
Total	308,648	682,905	-55%	313,581	-2%

Consolidated Pre-Sales

Net consolidated pre-sales totaled R$333.3 million during 1Q16, reflecting a decrease of 21.3% y-o-y and a decrease of 30.9% when compared to 4Q15. Sales from launches represented 9.0% of total sales, while inventory sales comprised the remaining 91.0%.

The Gafisa segment accounted for 20% of the year’s net pre-sales, while the Tenda segment accounted for the remaining 80%.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Gafisa Segment	66,842	245,196	-73%	179,807	-63%
Tenda Segment	266,497	237,452	12%	243,537	9%
Total	333,339	482,648	-31%	423,344	-21%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 10.6% in 1Q16, lower than the 12.8% recorded in 1Q15 and the 14.1% posted in 4Q15. The consolidated speed of sales for 1Q16 launches reached 9.8% while in the year it reached 39.5%.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Gafisa Segment	3.3%	10.8%	-750 bps	8.0%	-470 bps
Tenda Segment	23.9%	20.9%	300 bps	23.3%	60 bps
Total	10.6%	14.1%	-350 bps	12.8%	-220 bps

Delivered Projects

During the first quarter of 2016, the Company delivered 5 projects/phases accounting for 655 units and representing a total of R$166.5 million in PSV. Delivery date is based on the date of the “Delivery Meeting” that takes place with customers, rather than physical completion, which occurs prior to the Delivery Meeting.

Inventory (Properties for Sale)

In the 1Q16, the market value of consolidated inventory decreased by 3.6% vs. 4Q15, at R$2.8 billion. In regards to 1Q16 sales, 91.0% related to remaining units, comprised of R$58.7 million from the Gafisa segment and R$244.6 million from the Tenda segment.

The market value of Gafisa inventory, which represents 70.0 % of total inventory, was R$2.0 billion at the end of 1Q16, down by 2.7% q-o-q and by 4.6% y-o-y. Tenda’s inventory was valued at R$849.1 million at the end of 1Q16, compared to R$899.8 million at the end of 4Q15, down by 5.6%.

Table 4. Inventory at Market Value 1Q16 x 4Q15 (R$)

	4Q15	Launches	Dissolutions	Gross Sales	Adjustments	1Q16	Q/Q(%)
Gafisa Segment	2,029,254	80,104	170,274	(237,117)	(67,590)	1,974,926	-2.7%
Tenda Segment	899,813	228,544	46,226	(312,724)	(12,777)	849,083	-5.6%
Total	2,929,067	308,648	216,500	(549,841)	(80,367)	2,824,009	-3.6%

¹Adjustments of the period reflect updates related to the project’s scope, date of launch and prices.

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with average unit sales price exceeding R$250,000.

Gafisa Launches

First quarter launches totaled R$80.1 million and consisted of 1 project/phase in São Paulo, which started sales in the last week of March. The sales speed of this launch reached 10.2%.

Gafisa Pre-Sales

First quarter gross pre-sales in the Gafisa segment totaled R$237.1 million. Dissolutions in 1Q16 were R$170.3 million, yielding total net pre-sales of R$66.8 million, down 72.7% q-o-q and down 62.8% y-o-y. The Gafisa segment’s SoS of the last twelve months reached 28.9% compared to 28.0% in the same period last year. In the 1Q16, SoS was 3.3%, compared to 10.8% in the previous quarter and to 8.0% in 1Q15.

It is worth noting that in 1Q16 operating performance was impacted quite heavily, especially in January and February due to the continued deterioration of the macroeconomic environment and the troubled political scenario, also taking into account seasonal characteristics. Results in March reached R$101.1 million in net pre-sales, closer to last year’s result, signaling an improvement when compared to the first two months of the year.

Another important highlight in 1Q16 is the volume of dissolutions – which was higher than the LTM average, especially due to the strong volume of projects delivered in 4Q15, totaling R$1.0 billion in PSV, approximately 43% of the total PSV delivered in the FY2015, thus reflecting in a higher volume of dissolutions in the following period.

As seen in 2015, and one of the main current operational guidelines for the following year, the Company continues to focus its efforts on the sale of remaining units. As a result, 87.8 % of net sales for the quarter were related to units in inventory. Due to the higher volume of dissolutions of projects launched before 2015,  net sales of 2015 launches accounted for 82% of total net sales of remaining units.

Out of the 257 Gafisa segment units cancelled and returned to inventory during the quarter, 45.1%, or 116 units were resold over the same period

Gafisa Delivered Projects

In 1Q16, 2 projects/phases were delivered, accounting for 191 units and representing a total of
R$104.8 million in PSV.

TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

First-quarter launches from the Tenda segment totaled R$228.5 million, which included 9 projects/phases in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco. The Tenda brand accounted for 74% of the 1Q16 consolidated launches.

Tenda Pre-Sales

During 1Q16, gross sales reached R$312.7 million, and dissolutions totaled R$46.2 million, yielding R$266.5 million of net pre-sales. This figure represents a 12.2% increase when compared to that of 4Q15 and of 9.4% compared to 1Q15.

Sales from units launched during 1Q16 represented 8.2% of total segment sales. Tenda’s SoS reached 23.9% in the quarter.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	32.7%	37.4%	29.6%	27.4%	29.7%
Legacy	20.1%	24.3%	19.4%	13.3%	20.7%
Total	28.6%	33.4%	26.9%	24.4%	28.0%

Table 6. SoS Net Sales

SoS	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	30.9%	35.2%	27.1%	24.9%	26.9%
Legacy	7.0%	12.0%	11.4%	5.2%	10.7%
Total	23.3%	28.2%	23.0%	20.9%	23.9%

In keeping with its policy of dissolving contracts with ineligible clients in order to sell the units to qualified customers, dissolutions decreased by 17.9% in 1Q16 when compared to 1Q15 and increased by 15.9% when compared to 4Q15, in line with a higher volume of gross sales recorded this quarter, ending the period at R$46.2 million.

Based on its policy of immediate transfer after the sale and reduction in the legacy projects portfolio, Tenda segment presented a lower volume of dissolutions. Nearly 56% of dissolutions of the quarter related to Tenda’s legacy projects, even though dissolutions represented only 14.8% of gross sales in the quarter. Of the 314 Tenda units cancelled and returned to inventory in 1Q16, 57.3% were resold to qualified customers during the same period.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales per Model)

	1Q15	% VB	2Q15	% VB	3Q15	% VB	4Q15	% VB	1Q16	%VB
New Model	12,594	4.2%	15,648	4.5%	19,576	6.8%	22,201	8.0%	20,490	6.6%
Legacy	43,737	14.6%	38,115	11.1%	22,447	7.8%	17,686	6.4%	25,736	8.2%
Total	56,332	18.8%	53,763	15.6%	42,023	14.6%	39,887	14.4%	46,226	14.8%

Tenda Delivered Projects

3 projects/phases, accounting for 464 units were delivered in the quarter, representing R$61.7 million in PSV.

About Gafisa

Gafisa is a leading diversified national homebuilder serving the Brazilian market. Established more than 60 years ago, the Company focuses on growth and innovation to bring well-being, comfort and safety to more and more people. We have completed and delivered more than 1,100 developments and built more than 15 million square meters of housing under the Gafisa brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market for its quality, consistency, and professionalism. Our pre-eminent brands, in addition to Gafisa, which is focused on the medium and high-income segments, also include Tenda, serving the affordable/entry-level housing segment, and a 30% stake in Alphaville, one of leading urban development companies operating in the sale of residential lots across the country. Gafisa S.A. is a corporation traded on the Novo Mercado of the BM&FBovespa (BOVESPA:GFSA3) and is the only Brazilian real estate company traded at the New York Stock Exchange (NYSE:GFA) with a Level III ADR program, which guarantees the best practices of corporate governance and transparence.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer